Exhibit 99.115

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Collective Mining Ltd. of our report dated April 21, 2023 relating to the consolidated financial statements as at December 31, 2022 and 2021, which appears in Exhibit 99.19 in this Registration Statement on Form 40-F.

We also hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Collective Mining Ltd. of our report dated April 21, 2023 relating to the consolidated financial statements as at December 31, 2022, which appears in Exhibit 99.88 in this Registration Statement on Form 40-F.

We also consent to the reference to us under the heading “Interests of Experts” which appears in the Annual Information Form included in Exhibit 99.26 to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Ontario

Canada

July 10, 2024